Prenetics Announces First Quarter 2024 Financial Results

First Quarter Revenue Increased 30.2% and Gross Profit Increased 159.8% from Prior Year Quarter

Confirms Strategic Pivot Targeting the U.S. Consumer Healthcare Market

Reaffirms 2024 Revenue Range of US$33 million to US$36 million

LOS ANGELES, June 18, 2024 – Prenetics Global Limited (NASDAQ: PRE) (“Prenetics” or the “Company”), a leading health sciences company, today announced unaudited financial results for the first quarter ended March 31, 2024, along with recent business updates.

First Quarter 2024 Financial Highlights
•Revenue from continuing operations of US$6.4 million in the first quarter 2024, an increase of 30.2% as compared to the first quarter 2023.
•Gross profit from continuing operations of US$3.8 million in the first quarter 2024, an increase of 159.8% as compared to the first quarter 2023.
•Adjusted EBITDA from continuing operations of US$(4.1) million in the first quarter 2024, an improvement of 55.9% as compared to the first quarter 2023.
•Cash and other short-term assets1 of US$86.6 million as of March 31, 2024. Additionally, Insighta2, our 50/50 joint venture in early cancer detection with Professor Dennis Lo, had a cash balance of US$79.8 million in its balance sheet as of March 31, 2024.

Danny Yeung, Chief Executive Officer and Co-Founder of Prenetics remarked: “The first quarter of 2024 marked a good start for our company, showcasing solid growth in revenue and gross profit. These results demonstrate firm governance of our financial position with no debt supported by a resilient and talented team.

As we enter the second half of 2024, we are making significant strides in our strategic realignment with a keen focus on the consumer healthcare market in the USA. Our purpose remains dedicated to our science first approach in our pivot to consumer healthcare to broaden accessibility to science based health and wellness. To support this growth, we have established dual headquarters with a presence in the US which will position us to seize new opportunities both domestically and globally. We look forward to sharing more details on the new direction of Prenetics in the near future," concluded Mr. Yeung.

Recent Business Updates
•Continued improvement on financial performance, achieving 30.2% increase in revenue from continuing operations, a 55.9% reduction in adjusted EBITDA loss, and ended the quarter with strong financial position of cash and short-term assets position of US$86.6 million as of March 31, 2024.
•Initiate a strategic realignment with an accelerated focus on the consumer healthcare sector, presenting vast global opportunities, beginning with the USA.
•Insighta, the Company’s early cancer detection venture continues to show significant progress as initial pre-clinical data on Prostate cancer shows very promising results.
•Insighta has received all approvals necessary to move forward with a 1,500 person clinical trial with patient recruitment to begin in July 2024.

1 Represents current assets, including cash and cash equivalents and short-term deposits totaling US$54.5 million, financial assets at fair value through profit or loss of US$11.0 million, and trade receivables of US$4.1 million, amongst other accounting line items under current assets.
2 As of March 31, 2024, we owned 50% shareholding in Insighta, which was accounted for under equity-accounted investee. Equity-accounted investees, totaling US$98.2 million as of March 31, 2024, were classified as non-current assets on our balance sheet.

About Prenetics
Prenetics (NASDAQ:PRE), a leading genomics-driven health sciences company, is revolutionizing prevention, early detection, and treatment. Our prevention arm, CircleDNA, uses whole exome sequencing to offer the world's most comprehensive consumer DNA test. Insighta, our $200 million joint venture with renowned scientist Prof. Dennis Lo, underscores our unwavering commitment to saving lives through pioneering multi-cancer early detection technologies. Lastly, ACT Genomics, our treatment unit, is the first Asia-based company to achieve FDA clearance for comprehensive genomic profiling of solid tumors via ACTOnco. Each of Prenetics' units synergistically enhances our global impact on health, truly embodying our commitment to 'enhancing life through science’. To learn more about Prenetics, please visit www.prenetics.com.

Investor Relations Contact:
investors@prenetics.com
PRE@mzgroup.us

Forward-Looking Statements
This press release contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. Statements that are not historical facts, including statements about the Company's goals, targets, projections, outlooks, beliefs, expectations, strategy, plans, objectives of management for future operations of the Company, and growth opportunities are forward-looking statements. In some cases, forward-looking statements can be identified by words or phrases such as “may,” “will,” “expect,” “anticipate,” “target,” “aim,” “estimate,” “intend,” “plan,” “believe,” “potential,” “continue,” “is/are likely to” or other similar expressions. Forward-looking statements are based upon estimates and forecasts and reflect the views, assumptions, expectations, and opinions of the Company, which involve inherent risks and uncertainties, therefore they should not be relied upon as being necessarily indicative of future results. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to: the Company’s ability to further develop and grow its business, including new products and services; its ability to execute on its new business strategy in genomics, precision oncology, and specifically, early detection for cancer; the results of case control studies and/or clinical trials; and its ability to identify and execute on M&A opportunities, especially in precision oncology. In addition to the foregoing factors, you should also carefully consider the other risks and uncertainties described in the “Risk Factors” section of the Company’s most recent registration statement and the prospectus therein, and the other documents filed by the Company from time to time with the U.S. Securities and Exchange Commission. All information provided in this press release is as of the date of this press release, and the Company does not undertake any duty to update such information, except as required under applicable law.

Basis of Presentation
Unaudited Non-IFRS Financial Measures has been provided in the financial statements tables included at the end of this press release. An explanation of these measures is also included below under the heading “Unaudited Non-IFRS Financial Measures”.

Unaudited Non-IFRS Financial Measures
To supplement Prenetics’ consolidated financial statements prepared in accordance with International Financial Reporting Standards (“IFRS”), the Company is providing non-IFRS measures, adjusted EBITDA from continuing operations, adjusted gross profit from continuing operations and adjusted loss attributable to equity shareholders of Prenetics. These non-IFRS financial measures are not based on any standardized methodology prescribed by IFRS and are not necessarily comparable to similarly-titled measures presented by other companies. Management believes these non-IFRS financial measures are useful to investors in evaluating the Company's ongoing operating results and trends.

Management is excluding from some or all of its non-IFRS results (1) Employee equity-settled share-based payment expenses, (2) depreciation and amortization, (3) finance income and exchange gain or loss, net, and (4) certain items that may not be indicative of our business, results of operations, or outlook, including but not limited to non-cash and/ or non-recurring items. These non-IFRS financial measures are limited in value because they exclude certain items that may have a material impact on the reported financial results. Management accounts for this limitation by analyzing results on an IFRS basis as well as a non-IFRS basis and also by providing IFRS measures in the Company’s public disclosures.
In addition, other companies, including companies in the same industry, may not use the same non-IFRS measures or may calculate these metrics in a different manner than management or may use other financial measures to evaluate their performance, all of which could reduce the usefulness of these non-IFRS measures as comparative measures. Because of these limitations, the Company's non-IFRS financial measures should not be considered in isolation from, or as a substitute for, financial information prepared in accordance with IFRS. Investors are encouraged to review the non-IFRS reconciliations provided in the tables captioned “Reconciliation of loss from operations from continuing operations under IFRS and adjusted EBITDA from continuing operations (Non-IFRS)”, “Reconciliation of gross profit from continuing operations under IFRS and adjusted gross profit from continuing operations (Non-IFRS)” and “Reconciliation of loss attributable to equity shareholders of Prenetics under IFRS and adjusted loss attributable to equity shareholders of Prenetics (Non-IFRS)” set forth at the end of this document.

PRENETICS GLOBAL LIMITED
Unaudited consolidated statements of financial position
(Expressed in United States dollars unless otherwise indicated)

	March 31,	December 31,
	2024	2023
Assets
Property, plant and equipment	$4,585,957	$5,777,794
Intangible assets	13,169,672	13,424,648
Goodwill	29,170,123	29,170,123
Interests in equity-accounted investees	98,244,733	98,464,875
Financial assets at fair value through profit or loss	9,371,064	9,371,064
Deferred tax assets	27,630	27,680
Deferred expenses	1,483,348	3,530,756
Other non-current assets	948,811	743,173
Non-current assets	157,001,338	160,510,113
Deferred expenses	8,272,025	8,312,890
Inventories	2,815,607	3,126,776
Trade receivables	4,106,052	4,058,007
Deposits, prepayments and other receivables	5,708,610	5,284,848
Amount due from a related company	2,556	5,123
Amount due from an equity-accounted investee	126,177	132,114
Financial assets at fair value through profit or loss	11,034,200	11,034,200
Short-term deposits	—	16,000,000
Cash and cash equivalents	54,518,588	45,706,448
Current assets	86,583,815	93,660,406
Total assets	$243,585,153	$254,170,519
Liabilities
Deferred tax liabilities	$2,327,331	$2,614,823
Warrant liabilities	143,264	223,850
Lease liabilities	669,373	867,215
Other non-current liabilities	464,215	823,345
Non-current liabilities	3,604,183	4,529,233
Trade payables	1,637,568	1,671,019
Accrued expenses and other current liabilities	7,100,324	8,174,815
Contract liabilities	5,542,678	6,111,017
Lease liabilities	1,079,449	1,502,173
Liabilities for puttable financial instrument[3]	14,472,666	14,622,529
Tax payable	7,385,897	7,402,461
Current liabilities	37,218,582	39,484,014
Total liabilities	40,822,765	44,013,247
Equity
Share capital[4]	18,326	18,308
Reserves	199,425,243	206,339,490
Total equity attributable to equity shareholders of the Company	199,443,569	206,357,798
Non-controlling interests	3,318,819	3,799,474
Total equity	202,762,388	210,157,272
Total equity and liabilities	$243,585,153	$254,170,519

PRENETICS GLOBAL LIMITED
Unaudited consolidated statements of profit or loss and other comprehensive income
(Expressed in United States dollars unless otherwise indicated)

	Three Months Ended
	March 31,	December 31,	March 31,
	2024	2023	2023
			(Restated)
Continuing operations
Revenue	$6,413,397	$5,428,460	$4,924,035
Direct costs	(2,630,751)	(2,758,288)	(3,467,939)
Gross profit	3,782,646	2,670,172	1,456,096
Other income and other net gain	747,891	715,562	1,077,091
Selling and distribution expenses[5]	(1,898,473)	(1,908,415)	(2,501,274)
Research and development expenses[5]	(2,731,050)	(2,586,477)	(3,233,538)
Impairment loss of goodwill	—	(3,900,268)	—
Administrative and other operating expenses[5]	(9,059,929)	(10,362,374)	(11,689,809)
Loss from operations	(9,158,915)	(15,371,800)	(14,891,434)
Fair value loss on financial assets at fair value through profit or loss	—	(3,190,379)	—
Fair value gain on warrant liabilities	80,586	671,550	1,260,276
Share of loss of equity-accounted investees	(216,245)	(688,183)	(112,751)
Other finance (costs)/income	(16,339)	1,073	(43,844)
Loss before taxation	(9,310,913)	(18,577,739)	(13,787,753)
Income tax credit/(expense)	285,938	(10,678)	80,655
Loss from continuing operations	(9,024,975)	(18,588,417)	(13,707,098)
Discontinued operation
(Loss)/profit from discontinued operation, net of tax[6]	(26,615)	(1,026,983)	2,733,358
Loss for the period	(9,051,590)	(19,615,400)	(10,973,740)
Other comprehensive income for the period
Item that may be reclassified subsequently to profit or loss:
Exchange difference on translation of foreign operations	(430,444)	1,118,149	(636,502)
Total comprehensive income for the period	$(9,482,034)	$(18,497,251)	$(11,610,242)
Loss attributable to:
Equity shareholders of Prenetics	$(8,568,095)	$(19,047,124)	$(10,398,430)
Non-controlling interests	(483,495)	(568,276)	(575,310)
	$(9,051,590)	$(19,615,400)	$(10,973,740)
Total comprehensive income attributable to:
Equity shareholders of Prenetics	$(9,001,379)	$(18,677,610)	$(10,495,918)
Non-controlling interests	(480,655)	180,359	(1,114,324)
	$(9,482,034)	$(18,497,251)	$(11,610,242)
Loss per share:
Basic	$(0.70)	$(1.57)	(0.99)
Diluted	(0.70)	(1.57)	(0.99)
Loss per share - Continuing operations:
Basic	(0.70)	(1.49)	(1.25)
Diluted	(0.70)	(1.49)	(1.25)
Weighted average number of common shares:
Basic	12,215,904	12,114,922	10,522,621
Diluted	12,215,904	12,114,922	10,522,621

PRENETICS GLOBAL LIMITED
Unaudited Non-IFRS Financial Measures
(Expressed in United States dollars unless otherwise indicated)

Reconciliation of loss from operations from continuing operations under IFRS and adjusted EBITDA from continuing operations (Non-IFRS)

	Three Months Ended
	March 31,	December 31,	March 31,
	2024	2023	2023
			(Restated)
Loss from operations from continuing operations under IFRS	$(9,158,915)	$(15,371,800)	$(14,891,434)
Employee equity-settled share-based payment expenses	1,937,268	2,055,858	2,940,984
Depreciation and amortization	1,719,555	1,564,816	1,796,990
Other strategic financing, transactional expense and non-recurring expenses	2,096,563	6,263,188	1,847,131
Finance income, exchange gain or loss, net	(700,589)	(673,740)	(1,000,131)
Adjusted EBITDA from continuing operations (Non-IFRS)	$(4,106,118)	$(6,161,678)	$(9,306,460)

Reconciliation of gross profit from continuing operations under IFRS and adjusted gross profit from continuing operations (Non-IFRS)

	Three Months Ended
	March 31,	December 31,	March 31,
	2024	2023	2023
			(Restated)
Gross profit from continuing operations under IFRS	$3,782,646	$2,670,172	$1,456,096
Employee equity-settled share-based payment expenses	581	11,522	—
Depreciation and amortization	279,561	309,812	384,326
Adjusted gross profit from continuing operations (Non-IFRS)	$4,062,788	$2,991,506	$1,840,422

Reconciliation of loss attributable to equity shareholders of Prenetics under IFRS and adjusted loss attributable to equity shareholders of Prenetics (Non-IFRS)

	Three Months Ended
	March 31,	December 31,	March 31,
	2024	2023	2023
			(Restated)
Loss attributable to equity shareholders of Prenetics under IFRS	$(8,568,095)	$(19,047,124)	$(10,398,430)
Employee equity-settled share-based payment expenses	1,937,268	2,055,858	3,124,189
Other strategic financing, transactional expense and non-recurring expenses	2,096,563	8,248,151	3,161,638
Fair value gain on warrant liabilities	(80,586)	(671,550)	(1,260,276)
Fair value loss on financial assets at fair value through profit or loss	—	3,190,379	—
Adjusted loss attributable to equity shareholders of Prenetics (Non-IFRS)	$(4,614,850)	$(6,224,286)	$(5,372,879)

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3 In connection with the acquisition of ACT Genomics, the remaining shareholders of ACT Genomics - representing 25.61% of the fully diluted shareholding of ACT Genomics that Prenetics does not own - were granted put options which allow these remaining shareholders to put their remaining shares to Prenetics under certain conditions. The liabilities arising from such put option are recorded as liabilities for puttable financial instrument, and are valued at the present value of the exercise price of the put option.

4 Represents number of authorized and issued shares as follows:

	March 31,	December 31,
	2024	2023
Number of authorized shares of $0.0015 each	33,333,333	33,333,333
Number of issued shares	12,217,226	12,205,200

5 Includes equity-settled share-based payment expenses from continuing operations as follows:

	Three Months Ended
	March 31,	December 31,	March 31,
	2024	2023	2023
			(Restated)
Direct costs	$581	$11,522	$—
Selling and distribution expenses	1,053	(632)	45,255
Research and development expenses	758,394	675,928	486,507
Administrative and other operating expenses	1,155,752	1,339,419	2,391,044
Total equity-settled share-based payment expenses	$1,915,780	$2,026,237	$2,922,806

6 We ceased our COVID-19 testing business entirely in 2023 Q2, and other DNA testing operations in the EMEA regions in 2023 Q4. As a result, COVID-19 testing business and the operations in the EMEA regions are reported as a discontinued operation under IFRS 5 Non-current Assets Held for Sale and Discontinued Operations. In accordance with IFRS 5, the results of the discontinued operation have been presented separately from the continuing operations in the consolidated statements of profit or loss and other comprehensive income. The comparative information in the consolidated statements of profit or loss and other comprehensive income has also been re-presented to show the results of discontinued operation separately.